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                        First State Financial Corporation
                              22 South Links Avenue
                               Sarasota, FL 34246

                                December 6, 2004

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street., N.W.
Washington, D.C. 20549

      Re:   First State Financial Corporation
            Registration Statement on Form S-1
            File No. 333-119800

Ladies and Gentlemen:

      Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, First State Financial Corporation (the "Company") hereby joins in the request of Advest, Inc., as underwriter, with respect to the above-captioned registration statement ("Registration Statement"), that the effective date for the Registration Statement be accelerated so that it be declared effective at 3:00 p.m. on Thursday, December 9, 2004, or as soon thereafter as possible.

      The Company acknowledges that:

      (1) Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

      (2) The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

      (3) The Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                     Sincerely,

                                     First State Financial Corporation

                                     By: /s/ Corey J. Coughlin
                                        ------------------------------

                                           Corey J. Coughlin
                                           President and Chief Executive Officer

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Copies to:      Ms. Kathryn S. McHale
                Division of Corporation Finance
                Securities and Exchange Commission

                Michael T. Mayes, Advest, Inc.
                John P. Greeley, Esquire